
Interbrew


THE WORLD'S LOCAL BREWER

03 APR 15 AM 7:21



03050962

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 10 April 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88


FEMSA


Interbrew
THE WORLD'S LOCAL BREWER

PRESS RELEASE

Bass Ale® to Join Labatt USA Portfolio

Monterrey, Mexico / Brussels, Belgium (April 9, 2003) – Fomento Económico Mexicano, S.A. de C.V. ("FEMSA"; NYSE: FMX; BMV: FEMSA UBD, FEMSA UB), the Leader in Latin Beverages, and Interbrew ("Interbrew"; Euronext: INTB), *The World's Local Brewer* © jointly announced today that Bass Ale® will enter the Labatt USA ("LUSA") portfolio for a twelve to eighteen month period beginning July 1, 2003, when U.S. importing and marketing rights for the brand will be transferred from Guinness Bass Import Company to Interbrew. As part of the LUSA portfolio, Bass Ale® will be given the full support of Interbrew, including a commitment to the development of marketing plans, distributor programming and trade support. This agreement also allows the existing core brands of the Labatt USA portfolio to benefit from incremental marketing support and sales resources.

This temporary arrangement gives Labatt USA distribution and marketing responsibility for Bass Ale® in the U.S., and also gives LUSA a twelve to eighteen month period to establish the best development plan for the brand in the U.S. During the period of the agreement, Labatt USA and its joint venture partners, Interbrew and FEMSA Cerveza, will continue to assess the desirability of a longer-term arrangement for LUSA to serve as the U.S. distributor of Bass Ale®.

Headquartered in Norwalk, Conn., Labatt USA imports and brews a broad portfolio of high quality beers, including Rolling Rock®, Labatt Blue®, Tecate®, Dos Equis®, and Stella Artois®. Labatt USA is a joint venture of Labatt Brewing Co. Ltd., Canada, which is a wholly owned subsidiary of Interbrew S.A. of Belgium, and of FEMSA Cerveza S.A. de C.V. of Mexico, subsidiary of FEMSA.

FEMSA is Latin America's largest beverage company in terms of sales. Founded in 1890 and headquartered in Monterrey, Mexico, FEMSA is strategically comprised of and operates by means of the following subsidiaries: FEMSA Cerveza, which produces, distributes and exports various brands of beer such as Tecate®, Carta Blanca®, Superior®, Sol®, XX Lager®, Dos Equis®, and Bohemia®; Coca-Cola FEMSA, the largest bottler for The Coca-Cola Co. in Mexico, which produces and distributes carbonated beverages such as Coca-Cola®, Coca-Cola Light®, Fanta®, Sprite®, and Quatro®; and the Strategic Businesses Division, which groups the packaging (FEMSA Empaques), retail (FEMSA Comercio) and logistics (FEMSA Logística) operations, whose main objective is to offer strategic competitive advantages to the beverage subsidiaries.

FEMSA


Interbrew
THE WORLD'S LOCAL BREWER

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 35,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass Ale®. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries.

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<u>Contact details</u>

FEMSA:

Juan Fonseca
Director of Investor Relations
Tel: 52-818-328-6245
E-mail: jffonser@femsa.com.mx

Interbrew:

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

Labatt USA:

Brenda Williams
Managing Director, Public Affairs - Labatt USA
Tel : + 1-203-849-3712
Fax : +1-203-750-6672
Mobile: +1-203-829-6917
E-mail : bwilliams@labattusa.com